UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

FirstTrust/Four Corners Senior Floating Rate Income Fund (FCM)

(Name of Issuer)

Money Market Cumulative Preferred Shares

(Title of Class of Securities)

33733Q206

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 33733Q206

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  771

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  771

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

771

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

87.61%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

FirstTrust/Four Corner Senior Floating Rate Income Fund
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 771 shares of FCM Money Market Cumulative Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 87.61% of the outstanding Money Market Cumulative Preferred Shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of FCM Money Market Cumulative Preferred Shares fit the investment guidelines for various Accounts. Shares have been acquired since June 10, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 771 shares or 87.61% of the Money Market Cumulative Preferred outstanding shares. George W. Karpus presently owns 4 shares of FCM Money Market Cumulative Preferred Shares. Mr. Karpus purchased shares on October 30, 2008 at $16,250 (4 shares). JoAnn Van Degriff presently owns 3 shares of FCM Money Market Cumulative Preferred Shares. Ms. Van Degriff purchased shares on October 30, 2008 at $16,250 (3 shares). Karpus Management Management Defined Benefit Plan presently owns 2 shares of FCM Money Market Cumulative Preferred Shares. The Benefit Plan purchased shares on October 30, 2008 at $16,250 (2 shares). Apogee Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 2.04%, Cody B. Bartlett Jr. owns 0.67%, and Dana R. Consler owns 0.94%. Apogee Partners presently owns 8 shares of FCM Money Market Cummulative Preferred Shares. Canalview Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which Karpus Investment Management Profit Sharing Plan owns 4.83%. Canalview Partners presently owns 23 shares of FCM Money Market Cumulative Preferred Shares. None of the other principals of KIM presently own shares of FCM Money Market Cumulative Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) There have not been any purchases or sales in the past 60 days. However, 3 shares were transferred out of KIM pursuant to client directions. The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the FCM securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased FCM Money Market Cumulative Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on April 9, 2009, informing the Fund of their nominees for election at the Funds next meeting. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and cor9:49 AM 4/10/2009
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   April 10, 2009

EXHIBIT 1
Nomination Letter Submitted to the Fund
Transmitted April 9, 2009

W. Scott Jardine, Secretary & Chief Compliance Officer       April 9, 2009
FirstTrust/Four Corners Senior Floating Rate Income Fund
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

 Re:  FirstTrust/Four Corners Senior Floating Rate Income Fund ("FCM" or the "Fund")

Mr. Jardine:
Karpus Management, Inc. ("Karpus") represents beneficial shareholder ownership of 774 shares or 87.96% of the FirstTrust/Four Corners Senior Floating Rate Income Fund preferred shares, cusip no. 33733Q206 ("FCM Preferred Shares"). This letter shall serve as notification that Karpus hereby nominates two (2) nominees for election to the Board of Directors of FCM (the "FCM Board") at the next meeting anticipated to be held in September 2009, of which are to be elected only by holders of the preferred shares. Each nominee has consented to being named as a nominee to be elected solely by the FCM Preferred Shares and to serve as a director if elected.

Pursuant to the Fund's DEF14A filed on August 8, 2008, Karpus believes that the terms of two (2) preferred share directors currently serving on the FCM Board expire at the Meeting. To the extent there are in excess of two (2) vacancies on the FCM Board to be elected solely by the FCM Preferred shareholders and to be filled by election at the Meeting or FCM increases the size of the FCM Board above its existing size, Karpus reserves the right to nominate such additional nominees to be elected to the FCM Board at the Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

As the largest holder of the outstanding FCM Preferred Shares, Karpus feels that we should have representation on the Board. We believe that our director nominees' will more accurately reflect the wishes of the Fund's largest preferred shareholder than the current Preferred Share directors.

The information concerning the Nominees required by the Nominating Committee Charter is set forth below:

  Brad Orvieto; Age: 52; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: 2 shares of cusip no. 33733Q206; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), Broward County Housing Finance Authority-Member and past Chairman, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee and Board of Directors-Temple Kol Ami, Boys and Girls Club Corporate Board - Broward County.

  Phillip Goldstein; Age: 64; Address: Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663; Share Ownership: Beneficial owner of 140,881 FCM common shares; Directorships/Other: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Karpus does not believe any Nominee is an "interested person" of FCM, as defined in the Investment Company Act of 1940. Further, there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund. Lastly, attached are the consents of Mr. Orvieto and Mr. Goldstein, whereby each individual consents to be nominated as a director of FCM at the Annual Meeting and further consents to serve if elected.

Should you have any questions with respect to this notification or require further information, please do not hesitate to contact me at (585) 586-4680.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments